UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                                         .

TABLE OF CONTENTS

Exhibits

99.1	Material Change Report

99.2	Material Document – Warrant Agreement dated December 28, 2007 between Labopharm Inc. and Hercules Technology Growth Capital, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: January 22, 2008	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Material Change Report

(Form 51-102F3)

Item 1.	Reporting Issuer

Labopharm Inc.
480 Armand-Frappier blvd.,
Laval (Québec) H7V 4B4

Item 2.	Date of Material Change

December 20, 2007

Item 3.	News Release

See attached copy of the press release disseminated on December 21, 2007.

Item 4.	Summary of Material Change

On December 20, 2007 Labopharm Inc., through its U.S. subsidiary, entered into an agreement for a US$25 million debt financing with US-based Hercules Technology Growth Capital, Inc. (“HTGC”) and agreed to grant warrants in connection with that financing.

Item 5.	Full Description of Material Change

On December 20, 2007 Labopharm Inc., through its U.S. subsidiary, entered into an agreement for a US$25 million debt financing with HTGC. Under the terms of the financing, Labopharm will draw down US$15 million at closing (Tranche A) with the remaining US$10 million available beginning May 15, 2008 through November 15, 2008 (Tranche B).

Labopharm agreed to grant HTGC warrants to purchase 1,460,152 common shares of Labopharm at an exercise price of $1.00 per warrant. Pursuant to the applicable securities legislations, the warrants and the underlying common shares to the warrants will have to be held by HTGC for a period of four months from the date of grant of such warrants.

The press release attached hereto provides a full description of the material change.

Item 6.	Confidential Report

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Mark D’Souza
Chief Financial Officer
Tel : (450) 680-2444

Item 9.	Date of Report

December 21, 2007

SCHEDULE “A”

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ENTERS INTO AGREEMENT FOR US$25 MILLION

DEBT FINANCING

– Proceeds Will Provide Flexibility to Support Advancement of Multiple Near-Term

Opportunities in Product Pipeline –

LAVAL, Quebec (December 21, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that, through its U.S. subsidiary, it has entered into an agreement for a US$25 million debt financing with US-based Hercules Technology Growth Capital, Inc. (NASDAQ: HTGC). Proceeds from the financing will be used for the advancement of the Company’s product pipeline, general corporate purposes and repayment of existing long-term debt. Under the terms of the financing, Labopharm will draw down US$15 million at closing (Tranche A) with the remaining US$10 million available beginning May 15, 2008 through November 15, 2008 (Tranche B).

“We have a robust product pipeline with multiple near-term opportunities and this debt financing will provide additional capital with minimal dilution to fully support the advancement of our development programs as we continue the roll out of our once-daily tramadol product in key markets around the world,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “In recent months we have made significant progress across our pipeline, highlighted by the completion of our Phase III clinical study for our once-daily formulation of trazodone, for which we anticipate reporting results by early in the second quarter of 2008. We look forward to the continued advancement of our programs in the coming year, including the potential filing of a New Drug Application for our once-daily trazodone formulation, the initiation of a Phase III clinical study for our twice-daily tramadol-acetaminophen combination formulation and further progress in the programs for our twice-daily acetaminophen formulation and our misuse-prevention platform. This debt facility will ensure that we have the strength and flexibility in our balance sheet to rapidly advance these programs toward our goal to bring additional products to the marketplace.”

The loan matures on December 1, 2011. Tranche A will bear interest at 10.95% per annum while Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when there is a draw on Tranche B. As part of the financing, Labopharm will grant HTGC the right to purchase 1,460,152 common shares of Labopharm (the Warrant) at an exercise price of CAD$1.00 with 60% of the Warrant being fully vested and earned upon execution of the loan agreement and the remaining 40% to be vested and exercisable only if there is a draw on Tranche B. The exercise price may be reduced if and when the Company initially draws any part of Tranche B and the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five days preceding such draw is less than CAD$1.00. The Warrant and the underlying common shares to the Warrant will have to be held by HTGC for a period of four months from the date of grant of the Warrant and the Warrant will expire five years after the date of the grant. The grant of the Warrant and the issuance of common shares upon exercise of the Warrant are conditional on the approval of Canadian regulatory authorities and stock exchanges.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company’s shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com

Exhibit 99.2

IN CONNECTION WITH A RESALE TO A PERSON RESIDING IN ANY PROVINCE OR TERRITORY OF CANADA: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THIS SECURITY (AND ANY UNDERLYING SECURITY) BEFORE APRIL 28, 2008.

NEITHER THIS WARRANT NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED, OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL (WHICH MAY BE COMPANY COUNSEL) REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 ACT AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS.

WARRANT AGREEMENT

To Purchase Common Shares of

Labopharm Inc.

Dated as of December 28, 2007 (the “Effective Date”)

WHEREAS, Labopharm USA Inc., a Delaware corporation and a wholly-owned subsidiary of Labopharm Inc., a Quebec company (the “Company”), has entered into a First Amendment to Senior Loan and Security Agreement of even date herewith (collectively with the senior loan and security agreement entered into on June 28, 2005 the “Loan Agreement”) with Hercules Technology Growth Capital, Inc., a Maryland corporation (the “Warrantholder”);

WHEREAS, the Company desires to grant to Warrantholder, in consideration for, among other things, the financial accommodations provided for in the Loan Agreement, the right to purchase treasury Common Shares of its share capital pursuant to this Warrant Agreement (the “Agreement”);

NOW, THEREFORE, in consideration of the Warrantholder executing and delivering the Loan Agreement and providing the financial accommodations contemplated therein, and in consideration of the mutual covenants and agreements contained herein, the Company and Warrantholder agree as follows:

1.	GRANT OF RIGHTS TO PURCHASE COMMON SHARES.

For value received, the Company hereby grants to the Warrantholder, and the Warrantholder is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase, from the Company, 1,460,152 treasury Common Shares of the Company at a purchase price per share equal to the Exercise Price. The number and Exercise Price of such Common Shares are subject to adjustment as provided in Section 9. As used herein, the following terms shall have the following meanings:

“Charter” means the Company’s Articles, as may be amended from time to time, comprised at the date hereof, of a certificate of amendment dated July 11, 1997 and a certificate of amalgamation dated June 11, 1996.

“Closing Date” has the meaning given to it in the Loan Agreement.

“Common Shares” means the common shares of the Company.

“Exercise Price” means Cdn. $1.00, subject to a potential re-pricing in accordance with Section 4.

“Material Adverse Effect” has the meaning given to it in the Loan Agreement.

“Merger Event” means a reverse takeover, amalgamation, merger, arrangement, reorganization or similar transaction involving the Company in which the Company is not the surviving entity, or in which the outstanding Common Shares of the Company are otherwise converted into or exchanged for securities of another entity.

“Tranche B” means the US$10,000,000 advance that can be requested by the Company from the Warrantholder from May 15, 2008 to November 15, 2008 pursuant to the Loan Agreement.

2.	TERM OF THE AGREEMENT.

Except as otherwise provided for herein, the term of this Agreement and the right to purchase Common Shares as granted herein (the “Warrants”) shall commence on the Effective Date and shall be exercisable until 5:00 p.m. (ET) on December 28, 2012.

3.	EXERCISE OF THE PURCHASE RIGHTS.

(a) Exercise. Subject to Section 3(c), the purchase rights set forth in this Agreement are exercisable by the Warrantholder, in whole or in part, at any time, or from time to time, prior to the expiration of the term set forth in Section 2, by tendering to the Company at its principal office a notice of exercise in the form attached hereto as Exhibit I (the “Notice of Exercise”), duly completed and executed. Promptly upon receipt of the Notice of Exercise and the payment of the Exercise Price in accordance with the terms set forth below, and in no event later than three (3) business days thereafter, the Company shall issue to the Warrantholder a certificate for the number of Common Shares purchased registered in the name of the Warrantholder and shall execute the acknowledgment of exercise in the form attached hereto as Exhibit II (the “Acknowledgment of Exercise”) indicating the number of Common Shares which remain subject to future purchases, if any.

The Exercise Price may be paid at the Warrantholder’ s election either (i) by cash or check, or (ii) by surrender of all or a portion of the Warrant for Common Shares to be exercised under this Agreement and, if applicable, an amended Agreement representing the remaining number of Common Shares purchasable hereunder, as determined below (“Net Issuance”). If the Warrantholder elects the Net Issuance method, the Company will issue Common Shares in accordance with the following formula:

X =	Y(A-B)
A

Where:	X =	the number of Common Shares to be issued to the Warrantholder.

	Y =	the number of Common Shares requested to be exercised under this Agreement.

	A =	the fair market value in Canadian dollars (based, if necessary, on the noon exchange rate of the Bank of Canada on the day preceding the determination of such fair market value) of one (1) Common Share at the time of issuance of such Common Shares.

	B =	the Exercise Price.

For purposes of the above calculation, current fair market value of Common Shares shall mean with respect to each share:

(i) if the Common Shares are traded on a securities exchange, the fair market value shall be deemed to be the average of the volume weighted average trading price of the Common Shares calculated by dividing the total value by the total volume of the Common Shares traded for the five (5) trading days before the day the current fair market value of the securities is being determined, being understood that if the Common Shares are traded on more than one securities exchange, the volume weighted average trading price shall be based on the exchange on which the volume of the common Shares traded during such five (5) days was the higher.

(ii) if the Common Shares are not traded on a securities exchange, but are actively traded over-the-counter, the fair market value shall be deemed to be the average of the closing bid and asked prices quoted on the NASDAQ system (or similar system) over the ten (10) day period ending three days before the day the current fair market value of the securities is being determined.

(iii) if at any time the Common Shares are not listed on any securities exchange or quoted in the NASDAQ National Market or the over-the-counter market, the current fair market value of Common Shares shall be the highest price per share which the Company could obtain from a willing buyer (not a current employee or director) for Common Shares sold by the Company, from authorized but unissued shares, as most recently determined in good faith by its Board of Directors, unless the Company shall become subject to a Merger Event pursuant to which the Company is not the surviving party, in which case the fair market value of Common Shares shall be deemed to be the per share value received by the holders of the Company’s Common Shares on a common equivalent basis pursuant to such Merger Event.

In the event of Section 3(a)(iii), the Company’s Board of Directors shall prepare a certificate to be signed by the Chief Executive Officer of the Company setting forth in reasonable detail the basis for and the method of determination of the per share fair market value, unless Warrantholder elects to have such fair market value determined by an appraiser, which election must be made by Warrantholder within ten (10) business days of the date the Company notifies the Warrantholder of the fair market value as determined by its Board of Directors. In the event of such an appraisal, the cost thereof shall be borne by the Warrantholder unless such appraisal results in a fair market value in excess of 110% of that determined by the Company’s Board of Directors, in which event the Company shall bear the coast of such appraisal.

Upon partial exercise by either cash or Net Issuance, the Company shall promptly issue an amended Agreement representing the remaining number of Common Shares purchasable hereunder. All other terms and conditions of such amended Agreement shall be identical to those contained herein, including, but not limited to the Effective Date hereof.

(b) Exercise Prior to Expiration. Subject to Section 3(c), to the extent this Agreement is not previously exercised as to all Common Shares subject hereto, and if the fair market value of one Share is greater than the Exercise Price then in effect, this Agreement shall be deemed automatically exercised pursuant to Section 3(a) (even if not surrendered) immediately before its expiration, on a Net Issuance basis. For purposes of such automatic exercise, the fair market value of one share of the Common Shares upon such expiration shall be determined pursuant to Section 3(a). To the extent this Agreement or any portion thereof is deemed automatically exercised pursuant to this Section 3(b), the Company agrees to promptly notify the Warrantholder of the number of Common Shares, if any, the Warrantholder is to receive by reason of such automatic exercise.

(c) Vesting. Notwithstanding anything to the contrary in this Agreement, this Agreement shall only allow the Warrantholder (or any transferee thereof) to exercise its purchase rights set forth in this Agreement to subscribe for and purchase from the Company 876,091 Common Shares from the date hereof and the remainder 584,061 Common Shares shall only be subscribed for and purchased from the Company from the date on which the Company receives any advance forming part or all of Tranche B. If the Company never receives any part of Tranche B, the Warrantholder shall never be allowed to subscribe for and purchase any of such 584,061 Common Shares from the Company.

4.	RE-PRICING UPON DRAWDOWN OF TRANCHE B

Subject to the approval by the Toronto Stock Exchange at that time, if, on the day on which the Company first requests any part of Tranche B from the Warrantholder, the Exercise Price is greater than the volume weighted average trading price of the Common Shares to be calculated by dividing the total value by the total volume of Common Shares on the Toronto Stock Exchange for the five (5) trading days preceding the day on which the Company first requests any part of Tranche B from the Warrantholder (the “New Exercise Price”), then the Exercise Price shall be re-priced so that it shall be equal to the New Exercise Price.

The Company hereby undertakes to (i) give notice to the Toronto Stock Exchange of such re-pricing at the latest on the business day following the day on which the Company first requests any part of Tranche B from the Warrantholder and (ii) if so required by the Toronto Stock Exchange, promptly disclose such re-pricing by way of press release in accordance with the rules of the Toronto Stock Exchange applicable to the re-pricing of unlisted warrants.

It is understood by all parties hereto that if the Tranche B is not disbursed, the Exercise Price shall not be re-priced as per the Section 4. In addition, no adjustments will be made to the Exercise Price of any Warrant that will have been exercised prior to the disbursement of any part of Tranche B.

5.	RESERVATION OF SHARES.

During the term of this Agreement, the Company will at all times have authorized and reserved a sufficient number of Common Shares to provide for the exercise of the rights to purchase Common Shares as provided for herein.

6.	NO FRACTIONAL SHARES OR SCRIP.

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of Warrants hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the Exercise Price then in effect.

7.	NO RIGHTS AS SHAREHOLDER.

This Agreement does not entitle the Warrantholder to any voting rights or other rights as a shareholder of the Company prior to the exercise of this Agreement.

8.	WARRANTHOLDER REGISTRY.

The Company shall maintain a registry showing the name and address of the registered holder of Warrants. Warrantholder’s initial address, for purposes of such registry, is set forth below Warrantholder’s signature on this Agreement. Warrantholder may change such address by giving written notice of such changed address to the Company.

9.	ADJUSTMENT RIGHTS.

The Exercise Price and the number of Common Shares purchasable hereunder are subject to adjustment, as follows:

(a) Merger Event. If at any time there shall be Merger Event, then, as a part of such Merger Event, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive, upon exercise of this Warrant, the number of Common Shares or other securities or property of the successor corporation resulting from such Merger Event that would have been issuable if Warrantholder had exercised this Warrant immediately prior to the Merger Event. In any such case, appropriate adjustment (as determined in good faith by the Company’s Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the Merger Event to the end that the provisions of this Agreement (including adjustments of the Exercise Price and number of Common Shares purchasable) shall be applicable in their entirety, and to the greatest extent possible. Without limiting the foregoing, in connection with any Merger Event, upon the closing thereof, the successor or surviving entity shall assume the obligations of this Agreement.

(b) Reclassification of Shares. Except as set forth in Section 9(a), if the Company at any time shall, by combination, reclassification, exchange or subdivision of securities or otherwise, change any of the securities as to which purchase rights under this Agreement exist into the same or a different number of securities of any other class or classes, this Agreement shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Agreement immediately prior to such combination, reclassification, exchange, subdivision or other change.

(c) Subdivision or Combination of Shares. If the Company at any time shall combine or subdivide its Common Shares, (i) in the case of a subdivision, the Exercise Price shall be proportionately decreased, and the number of shares of Common Shares issuable upon exercise of this Agreement shall be proportionately increased, or (ii) in the case of a combination, the Exercise Price shall be proportionately increased, and the number of Common Shares issuable upon the exercise of this Warrant shall be proportionately decreased.

(d) Stock Dividends. If the Company at any time while this Warrant is outstanding and unexpired shall:

(i) pay a dividend with respect to the Common Shares payable in Common Shares, then the Exercise Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (A) the numerator of which shall be the total number of Common Shares outstanding immediately prior to such dividend or distribution, and (B) the denominator of which shall be the total number of Common Shares outstanding immediately after such dividend or distribution; or

(ii) make any other distribution with respect to Common Shares (or stock into which the Common Shares are convertible), except any distribution specifically provided for in any other clause of this Section 9, then, in each such case, provision shall be made by the Company such that the Warrantholder shall receive upon exercise or conversion of this Warrant a proportionate share of any such distribution as though it were the holder of the Common Shares (or other stock for which the Common Shares is convertible) as of the record date fixed for the determination of the shareholders of the Company entitled to receive such distribution.

(e) Notice of Adjustments. Whenever an adjustment to the Exercise Price or the number of Common Shares issuable upon exercise of this Warrant is made pursuant to this Section 9, the Company shall send to the Warrantholder a notice setting forth, in reasonable detail, (i) the event requiring the adjustment, (ii) the amount of such adjustment, (iii) the method by which such adjustment was calculated, (iv) the adjusted Exercise Price (if the Exercise Price has been adjusted), and (v) the number of shares subject to purchase hereunder after giving effect to such adjustment, and shall cause such notice to be mailed (by first class mail, postage prepaid, or by reputable overnight courier with all charges prepaid) within ten (10) days of such adjustment addressed to the Warrantholder at the address for Warrantholder set forth in the registry referred to in Section 8.

10.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

(a) Reservation of Common Shares. The Common Shares issuable upon exercise of the Warrantholder’s rights has been duly and validly reserved and, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable, and will be free of any taxes, liens, charges or encumbrances of any nature whatsoever. The Company has made available to the Warrantholder true, correct and complete copies of its Charter and current bylaws.

(b) Due Authority. The execution and delivery by the Company of this Agreement and the performance of all obligations of the Company hereunder, including the issuance to Warrantholder of the right to acquire the Common Shares, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement: (1) is not inconsistent with the Company’s Charter or current bylaws; (2) does not contravene any law or governmental rule, regulation or order applicable to it in Canada; and (3) does not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument to which it is a party or by which it is bound, where such contravention or default could reasonably be expected to have a Material Adverse Effect. This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization or other similar law generally affecting the enforcement of the rights of creditors.

(c) Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Agreement, except for any filing required by applicable Canadian securities law and the Toronto Stock Exchange, which filings will be effective by the time required thereby.

(d) Issued Securities. All issued and outstanding Common Shares or any other securities of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding Common Shares, and any other securities were issued in full compliance with all applicable Canadian securities laws. In addition, as of the date immediately preceding the date of this Agreement:

(i) The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which 56,817,963 Common Shares are issued and outstanding.

(ii) The Company has reserved 5,624,978 Common Shares for issuance under its Stock Option Plan(s), under which 3,957,550 options are outstanding. There are no other options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Company’s capital stock or other securities of the Company.

(iii) In accordance with the Company’s Charter, no shareholder of the Company has preemptive right to purchase new issuances of the Company’s capital stock.

(e) Registration; Other Commitments to Register Securities. Company shall file such documents and take such actions as are necessary to cause the Common Shares to be freely tradeable, unrestricted shares in the Province of Quebec, Canada, as soon as possible, but in any case by April 29, 2008.

11.	REPRESENTATIONS AND COVENANTS OF THE WARRANTHOLDER.

This Agreement has been entered into by the Company in reliance upon the following representations and covenants of the Warrantholder:

(a) Investment Purpose. The rights to acquire Common Shares issuable upon exercise of the Warrantholder’s rights contained herein will be acquired for investment and not with a view to the sale or distribution of any part thereof, and the Warrantholder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

(b) Private Issue. The Warrantholder understands (i) that the Common Shares issuable upon exercise of this Warrant is not registered under the Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Agreement will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company’s reliance on such exemption is predicated on the representations set forth in this Section 11.

(c) Financial Risk. The Warrantholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

(d) Accredited Investor. Warrantholder is an “accredited investor” within the meaning of National Instrument 45-106, as presently in effect. In particular, without limiting the generality of the foregoing, Warrantholder qualifies under sub-section (m) of the definition of “accredited investor” under section 1.1 of such Instrument.

(e) Diligence. Warrantholder has had an opportunity to discuss the Company’s business, management and financial affairs with its management and an opportunity to review the Company’s facilities.

12.	TRANSFERS.

Subject to the terms and conditions of the applicable “restricted period” of 4 months pursuant to National Instrument 45-102 and conditional listing approval of the Toronto Stock Exchange dated December 28, 2007 all rights hereunder and the Warrants are transferable in whole or in part by the Warrantholder and any successor transferee. The transfer shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer in the form attached hereto as Exhibit III (the “Transfer Notice”), at its principal offices. The Company shall issue and deliver to the transferee a new Warrant representing the Warrants so transferred. Upon any partial transfer, the Company will issue and deliver to the Warrantholder a new Warrant with respect to the Warrants not so transferred.

13.	MISCELLANEOUS.

(a) Effective Date. The provisions of this Agreement shall be construed and shall be given effect in all respects as if it had been executed and delivered by the Company on the date hereof. This Agreement shall be binding upon any successors or assigns of the Company.

(b) Remedies. In the event of any default hereunder, the non-defaulting party may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including but not limited to an action for damages as a result of any such default, and/or an action for specific performance for any default where Warrantholder will not have an adequate remedy at law and where damages will not be readily ascertainable.

(c) No Impairment of Rights. The Company shall not avoid or seek to avoid the observance or performance of any of the terms of Warrant or impair the ability of the Warrantholder to realize upon the intended economic value hereof, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of the Warrantholder against impairment. Without limiting the generality of the foregoing, the Company will: (a) take all such action as may be necessary or appropriate in order that the Company may validly issue fully paid and non-assessable Common Shares upon the exercise of this Warrant; (b) obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant; or (c) not take or permit to be taken any action which would have the effect of shortening the period provided herein for exercise of the Warrants.

(d) Additional Documents. The Company, upon execution of this Agreement, shall provide the Warrantholder with certified resolutions with respect to the representations, warranties and covenants set forth in Sections 10(a) through 10(d). The Company shall also supply such other documents as the Warrantholder may from time to time reasonably request.

(e) Attorney’s Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder relating hereto, the prevailing party shall be entitled to reasonable attorneys’ fees and expenses and all costs of proceedings reasonably incurred in enforcing this Agreement. For the purposes of this Section 13(e), attorneys’ fees shall include without limitation fees reasonably incurred in connection with the following: (i) contempt proceedings; (ii) discovery; (iii) any motion, proceeding or other activity of any kind in connection with an insolvency proceeding; (iv) garnishment, levy, and debtor and third party examinations; and (v) post-judgment motions and proceedings of any kind, including without limitation any activity taken to collect or enforce any judgment.

(f) Severability. In the event any one or more of the provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision, which comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

(g) Notices. Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication that is required, contemplated, or permitted under this Agreement or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received upon the earlier of: (i) the first business day after transmission by facsimile or hand delivery or deposit with an overnight express service or overnight mail delivery service; or (ii) the third calendar day after deposit in the United States mails, with proper first class postage prepaid (provided, that any Advance Request shall not be deemed received until Lender’s actual receipt thereof), and shall be addressed to the party to be notified as follows:

If to Warrantholder:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Legal Department

Attention: Chief Legal Officer

525 University Avenue

Suite 700

Palo Alto, CA 9430

Facsimile: 650-473-9194

Telephone: 650-289-3060

With a copy to:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Attention: Parag Shah, Managing Director, Life Sciences

2 Oliver Street

Suite 611

Boston, MA 02110

Facsimile: 617-330-9131

Telephone: 617-261-6552

If to the Company:

LABOPHARM INC.

Attention: Mark D’Souza, Chief Financial Officer

480 Armand-Frappier Blvd.

Laval, Quebec Canada H7V 4B4

Facsimile: 450-686-9141

Telephone: 450-686-0207

With a copy to:

GOODWIN PROCTER LLP

Attention: Mark D. Smith

53 State Street

Boston, MA 02109

Facsimile: 617-523-1231

Telephone: 617-570-1750

FASKEN MARTINEAU DUMOULIN

Attention: Louis-François Hogue

800, square Victoria, Suite 3400

Montreal, Quebec Canada H4Z 1E9

Facsimile: 514-397-7600

Telephone: 504-397-7400

or to such other address as each party may designate for itself by like notice. A notice delivered to the Company or Warrantholder shall be valid despite the failure to deliver a copy of such notice to any other person.

(h) Entire Agreement; Amendments. This Agreement constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof, and supersede and replace in their entirety any prior proposals, term sheets, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof (including Lender’s proposal letter November 12, 2007). None of the terms of this Agreement may be amended except by an instrument executed by each of the parties hereto.

(i) Headings. The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

(j) Advice of Counsel. Each of the parties represents to each other party hereto that it has discussed (or had an opportunity to discuss) with its counsel this Agreement and, specifically, the provisions of Sections 13(n),12(o) and 13(p).

(k) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(l) No Waiver. No omission or delay by Warrantholder at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by the Company at any time designated, shall be a waiver of any such right or remedy to which Warrantholder is entitled, nor shall it in any way affect the right of Warrantholder to enforce such provisions thereafter.

(m) Survival. All agreements, representations and warranties contained in this Agreement or in any document delivered pursuant hereto shall be for the benefit of Warrantholder and shall survive the execution and delivery of this Agreement and the expiration or other termination of this Agreement.

(n) Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of Quebec, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

(o) Consent to Jurisdiction and Venue. All judicial proceedings arising in or under or related to this Agreement may be brought in any court of competent jurisdiction located Montreal, Quebec, Canada. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

(p) Mutual Waiver of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF THE COMPANY AND WARRANTHOLDER SPECIFICALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY THE COMPANY AGAINST WARRANTHOLDER OR ITS ASSIGNEE OR BY WARRANTHOLDER OR ITS ASSIGNEE AGAINST THE COMPANY. This waiver extends to all such Claims, including Claims that involve Persons other than Borrower and Lender; Claims that arise out of or are in any way connected to the relationship between the Company and Warrantholder; and any Claims for damages, breach of contract, specific performance, or any equitable or legal relief of any kind, arising out of this Agreement. If this jury waiver is for any reason unenforceable, all disputes shall be resolved by binding arbitration conducted under the commercial arbitration rules of the American Arbitration Association in Palo Alto, California.

(q) Specific Performance. Warrantholder and Company agree that either may be irreparably damaged by any breach or threatened breach of this Agreement. Upon a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by Warrantholder or Company, the other party shall, in addition to all other remedies, be entitled to seek a temporary or permanent injunction and/or a decree for specific performance, in accordance with the provisions hereof. Warrantholder and Company each waives the claim or defense that it has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

(r) Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

(s) Charges, Taxes and Expenses. Issuance of certificates for Common Shares upon the exercise of this Warrant shall be made without charge to the Warrantholder for any documentary stamp tax or other incidental expense with respect to the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Warrantholder.

(t) Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, and, if mutilated, upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant, having terms and conditions substantially identical to this Warrant, in lieu hereof.

(u) English Language Documents. This document and all related documents have been written in the English language at the express request of the parties. Le présent document ainsi que tous documents qui s’y rattachent ont été rédigés en langue anglaise à la demande expresse des parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its officers thereunto duly authorized as of the Effective Date.

COMPANY:	LABOPHARM INC.

	By:	/s/ Mark D’Souza

	Title:	Chief Financial Officer

WARRANTHOLDER: HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ K. Nicholas Martitsch

Title:	Associate General Counsel

EXHIBIT I

NOTICE OF EXERCISE

To:	Labopharm Inc.

(1)

The undersigned Warrantholder hereby elects to purchase              Common Shares of Labopharm Inc., pursuant to the terms of the Agreement dated the 20th of December 2007 (the “Agreement”) between Labopharm Inc. and the Warrantholder, and [CASH PAYMENT: tenders herewith payment of the Purchase Price in full, together with all applicable transfer taxes, if any.] [NET ISSUANCE: elects pursuant to Section 3(a) of the Agreement to effect a Net Issuance.]

(2)	In exercising its rights to purchase the Common Shares of Labopharm Inc., the undersigned hereby confirms and acknowledges the investment representations and warranties made in Section 10 of the Agreement.

(3)	Please issue a certificate or certificates representing said shares of Common Shares in the name of the undersigned or in such other name as is specified below.

(Name)

(Address)

WARRANTHOLDER: HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:

Title:

Date:

EXHIBIT II

ACKNOWLEDGMENT OF EXERCISE

The undersigned Labopharm Inc., hereby acknowledge receipt of the “Notice of Exercise” from Hercules Technology Growth Capital, Inc., to purchase              Common Shares of Labopharm Inc., pursuant to the terms of the Agreement, and further acknowledges that              shares remain subject to purchase under the terms of the Agreement of which              are fully vested and              are not vested.

COMPANY:	LABOPHARM INC.

By:

Title:

Date:

EXHIBIT III

TRANSFER NOTICE

(To transfer or assign the foregoing Agreement execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Agreement and all rights evidenced thereby are hereby transferred and assigned to

(Please Print)

whose address is

Dated:

Holder’s Signature:

Holder’s Address:

Signature Guaranteed:

NOTE: The signature to this Transfer Notice must correspond with the name as it appears on the face of the Agreement, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Agreement.